Exhibit 99.5

such application, amounts that might otherwise be available as Cash Available for Distribution may be reduced.

The Reserves of the Partnership and reserves of the Operating Partnerships may be increased or decreased from time to time by the General Partners and/or the Developer General Partners as the case may be in order to meet anticipated costs and expenses and potential losses, and the amount of Cash Available for Distribution and/or Sale or Refinancing Proceeds, if any, that is available for distribution to the Unit holders may be affected accordingly.

PROFITS, LOSSES AND DISTRIBUTIONS

Allocations of profits and losses and distributions of cash will be made on two separate levels. First, allocations and distributions will be made between the general partner (i.e., the Developer General Partner) and the limited partners (i.e., the Partnership and the H/WRC General Partner) of each Operating Partnership. Second, allocations so made to the Partnership will be further allocated, and distributions of cash so made to the Partnership will be further distributed, among the General Partners and the Limited Partners. The following discussion summarizes the provisions of the Partnership Agreement and the expected provisions of each Operating Partnership Agreement in this regard, and is qualified in its entirety by reference to the provisions of such agreements. The form of Partnership Agreement of the Partnership is attached to this Prospectus as Exhibit A.

Operating Partnership Level

At the date of this Prospectus, no Operating Partnership Agreements for the Operating Partnerships have been executed except as described under "Specified Investments." See "Specified Investments." The following discussion constitutes a summary of the expected allocation and distribution provisions of each Operating Partnership Agreement. While the allocation and distribution provisions of other Operating Partnership Agreements may vary, in no event will such provisions be materially less favorable to the Partnership than the provisions summarized below.

1.     Distributions of Operating Cash Flow and Guaranteed Investment Contract Return. The extent, if any, to which an Operating Partnership will make distributions of operating cash flow in excess of such Operating Partnership's Guaranteed Investment Contract Return, and the mix of dollars contributed to make up such distributions from the Operating Partnership's Guaranteed Investment Contract and from such Operating Partnership's rental operations with respect to its Complex, will depend upon the ability of the Complex to generate net operating cash flow after payment of debt service (interest and amortization) and the expenses of operation of the Complex and of the administration of the Operating Partnership. There can be no assurance that any Complex will generate net operating cash flow for distribution to the Partnership.

The Operating Partnership Agreement of the Carrollton Partnership provides (and each other Operating Partnership Agreement is expected to provide) for the distribution to the Partnership of 98.9% of the Operating Partnership's Guaranteed Investment Contract Return and the Operating Partnership's net cash flow from operations, if any, for each fiscal year of the Operating Partnership, for the distribution to the H/WRC General Partner of 0.1% of such amounts for such fiscal year and for the distribution to the Developer General Partner of the Operating Partnership of the remaining 1% of such amounts for such fiscal year, until the point during such year when the Partnership has received distributions of such Guaranteed Investment Contract Return and such net operating cash flow in an amount sufficient to permit the Partnership to make distributions to Limited Partners in an amount equal to their 8% Preferred Return to the extent allocable to such Operating Partnership. In any year when the Operating Partnership's Guaranteed Investment Contract Return and the net operating cash flow of an Operating Partnership is sufficient in the aggregate to provide distributions to the Partnership in excess of such level, dollars forming part of the Guaranteed Investment Contract Return will be paid or distributed to the Developer General Partner to the extent not necessary to provide distributions to the Partnership sufficient to permit the Partnership to make distributions to Limited Partners to the extent of the allocable portion of their 8% Preferred Return. In any year in which an Operating Partnership generates sufficient net operating cash flow (apart from any portion of its Guaranteed Investment Contract Return) to provide distributions in excess of the level necessary to permit the Partnership to make distributions to Limited Partners in an amount equal to the allocable portion of their 8% Preferred Return for such year, such excess distributions will be made 24.9% to the Developer General Partner of the Operating Partnership, 0.1% to the H/WRC General Partner and 75% to the Partnership.

Any amount by which actual distributions to the Partnership for any year are less than an amount sufficient to permit the Partnership to satisfy the Limited Partners' 8% Preferred Return with respect to the Partnership's Allocable Gross Proceeds invested in an Operating Partnership will not increase the amount distributable to the Partnership for any future year before the change in the ratio in which distributions of Guaranteed Investment Contract Returns and net operating cash flow are shared between the Developer General Partner, the H/WRC General Partner and the Partnership. Because the level of the Guaranteed Investment Contract Return through the fiscal quarter ending December 31, 1993 is expected to equal at least 7% of the Gross Proceeds, the General Partners do not expect that this aspect of the Partnership's entitlement will significantly diminish the ultimate returns to Limited Partners from their investment; because any such differential will be required to be made up from sale or refinancing proceeds realized by the Operating Partnership before the parallel change in the sharing ratios with respect to such proceeds (as summarized in the next paragraph), the General Partners expect that the maximum effect would be to delay a relatively small portion of such returns pending the Sale or Refinancing of the Operating Partnership's Complex.

2.      Proceeds of Sale or Refinancing. Upon the Sale or Refinancing of a Complex, the Operating Partnership will be required to repay in full any mortgage or other debt associated with such Complex, and to pay its costs and expenses incurred in connection with such transaction (and the dissolution of the Operating Partnership if the Complex has been sold). If the Complex has been Refinanced and the Operating Partnership will continue its operations, portions of any remaining net proceeds may be reserved by the Developer General Partner for future needs or unforeseen contingencies of the Operating Partnership. If the Operating Partnership is to be dissolved, remaining net proceeds will be required to be distributed to the partners of the Operating Partnership (whether general or limited) having positive capital account balances (after taking into account all allocations of profit and losses) in proportion to such positive balances until all capital accounts have a zero balance. Any net Sale or Refinancing Proceeds remaining after such required distribution will be distributed (i) first, 98.9% to the Partnership, 0.1% to the H/WRC General Partner and 1% to the Developer General Partner of the Operating Partnership until the point at which the Partnership has received distributions of such proceeds in an aggregate amount equal to (A) the total of all amounts, if any, by which the Partnership's entitlement to distributions for each year of such Operating Partnership sufficient to permit it to satisfy the Limited Partners' 8% Preferred Return to the extent allocable to such Operating Partnership was not met, and (B) the amount of the Partnership's Allocable Gross Proceeds with respect to such Operating Partnership (as reduced by the amount of any prior distributions of net sale or refinancing proceeds to the Partnership), and (ii) then 75% to the Partnership, 0.1% to the H/WRC General Partner and 24.9% to the Developer General Partner.

3.      Allocations of Profits and Losses. The Operating Partnership Agreement of the Carrollton Partnership provides (and each other Operating Partnership Agreement is expected to provide) for the allocation of profits for tax purposes, other than from a Sale or Refinancing, first, to the partners in accordance with the allocation of prior losses for tax purposes, second, 98.9% to the Partnership, 0.1% to the H/WRC General Partner and 1% to the Developer General Partner until there has been allocated to the Partnership an amount equal to the cumulative cash distribution to date to the Partnership, and thereafter 75% to the Partnership, 0.1% to the H/WRC General Partner and 24.9% to the Developer General Partner. Profits for tax purposes from a Sale or Refinancing will be allocated in a similar manner; however, special allocations are provided to insure that deductions attributable to nonrecourse debt of the Operating Partnership will be respected for federal income tax purposes.

Losses for tax purposes will first be allocated among the partners of an Operating Partnership to the extent of prior allocations of profits for tax purposes, then 98.9% to the Partnership, 0.1% to the H/WRC General Partner and 1% to the Developer General Partner to the extent of the partners' positive capital account balances and with respect to losses for tax purposes attributable to nonrecourse debt, and then 100% of any other losses for tax purposes to the Developer General Partner.

In addition, the Operating Partnership Agreement of the Carrollton Partnership provides (and each other Operating Partnership Agreement is expected to provide) that the aggregate interests of the Developer General Partner in each Operating Partnership item will be equal to at least 1% of such items, that "qualified income offset" provisions included in Treasury Regulations under Section 704(b) of the Code will be satisfied, and that distributions to the Developer General Partner from the Guaranteed Investment Contract Return will be treated as payments for the performance of services, rather than as Partnership distributions, to the extent such characterization is determined to be appropriate by the General Partners. Special provisions also provide for the establishment of capital account balances of the partners upon the admission of the Partnership into the Operating Partnership, and require the Developer General Partner to make certain contributions to the Operating Partnership in certain circumstances upon the dissolution and termination of the Partnership.

Partnership Level

1.      Cash Available for Distributions. Distributions of Cash Available for Distribution for any year will be made by the Partnership (i) first, 99% to the Limited Partners and 1% to the General Partners in the aggregate until the Limited Partners have received such distributions for such year in the aggregate sufficient to satisfy their 8% Preferred Return for such year; (ii) second, 99% to the General Partners in the aggregate and 1% to the Limited Partners until the General Partners have received such distributions for such year in an amount equal to 10% of the aggregate amount of Cash Available for Distribution theretofore distributed to the Limited Partners for such year; and (iii) third, to the extent of any remaining Cash Available for Distributions for such year, 90% to the Limited Partners and 10% to the General Partners in the aggregate.

Any amount by which distributions of Cash Available for Distribution are insufficient to satisfy the 8% Preferred Return for any year will not increase the amount of the 8% Preferred Return for any future year. For the same reasons summarized in the last paragraph of the discussion above of "Distributions of Operating Cash Flow and Guaranteed Investment Contract Return" at the Operating Partnership level, the General Partners do not expect that this feature will significantly diminish the ultimate returns to a Limited Partner from their investment, and that the maximum effect thereof would be to delay a relatively small portion of such return pending the Sale or Refinancing of Complexes owned by Operating Partnerships.

2.      Sale or Refinancing Proceeds; Dissolution. Prior to the dissolution of the Partnership, the net Sale or Refinancing Proceeds will, to the extent that the General Partners determine that such proceeds are available for distribution, be distributed as follows:

(i)       to the payment of liabilities of the Partnership then due and owing to Persons other than Partners;

(ii)      to establish such reserves as the General Partners, in their sole discretion, determine to be reasonably necessary for any contingent or foreseeable liability or obligation of the Partnership; provided, however, that the balance of any such reserve remaining at such time as the General Partners shall reasonably determine shall be distributed in accordance with clauses (iii) through (vii) below;

(iii)     to the General Partners in payment of an amount equal to the unpaid balance, including accrued interest, of any Voluntary Loan;

(iv)    99% of any balance thereof to the Limited Partners in an amount equal to their 8% Preferred Return to the extent not previously paid from Cash Available for Distribution or from prior distributions of Sale or Refinancing Proceeds, and 1% to the General Partners;

(v)     99% of any balance thereof to the Limited Partners, in an amount equal to their Capital Contributions reduced by prior distributions of Sale or Refinancing Proceeds in excess of those treated as satisfying the 8% Preferred Return, and 1% to the General Partners;

(vi)    the balance thereof to the General Partners in an amount equal to their Disposition Fees payable in amounts up to 2% of the proceeds realized by the Partnership from the sale or disposition of Operating Partnership Interests or the sale of the Complexes; and

(vii)	the balance, if any, 90% to the Limited Partners and 10% to the General Partners.

Upon liquidation, after payment of, or reservation for, the debts and obligations of the Partnership, the remaining assets of the Partnership (or the proceeds of sales or other dispositions in liquidation of the assets of the Partnership as may be determined by the General Partners) shall be distributed to the Partners having positive Capital Account balances (after taking into account all allocations of Profit and Losses) (in proportion to such balances) until all Capital Accounts have a zero balance and thereafter in the priority set forth in clauses (iv) through (vii) above.

Although the Partnership may, under certain circumstances, realize net cash proceeds from a sale, condemnation, casualty or other disposition of a Complex, or a refinancing of any loan, no assurance can be given as to the availability or feasibility of refinancing, or sale or other disposition of any Complex, or the amount of net cash proceeds therefrom.

For tax consequences in connection with any sale, foreclosure or liquidation, see "Federal Income Tax Considerations—Disposition of a Complex, an Operating Partnership Interest or a Unit."

3.      Allocation of Profits and Losses. Profits for Tax Purposes, other than from a Sale or Refinancing, will be allocated first, to the Partners in accordance with the allocation of prior Losses for Tax Purposes, second, 99% to the Limited Partners and 1% to the General Partners until there has been allocated to the Limited Partners an amount equal to the cumulative distribution to the Limited Partners, third, 99% to the General Partners and 1% to the Limited Partners until there has been allocated to the General Partners an amount equal to 1/10th of the amount allocated to the Limited Partners in accordance with the preceding clause, and thereafter 90% to the Limited Partners and 10% to the General Partners. Profits for Tax Purposes from a Sale or Refinancing will be allocated 99% to the Limited Partners and 1% to the General Partners until allocations of Profits for Tax Purposes are equal to the Limited Partners' cumulative preferred return, and then 90% to the Limited Partners and 10% to the General Partners. Special allocations are provided to insure that deductions attributable to nonrecourse debt will be respected for federal income tax purposes.

Losses for Tax Purposes will first be allocated among the Partners to the extent of prior allocations of Profits for Tax Purposes, then 99% to the Limited Partners and 1% to the General Partners to the extent of the Partners' positive Capital Account balances with respect to Net Loss attributable to nonrecourse debt, and then 100% of any other Losses for Tax Purposes to the General Partners.

In addition, the Partnership Agreement provides that the aggregate interests of the General Partners in each Partnership item will be equal to at least 1% of such items, that allocations will be made among Limited Partners in a manner that attempts to equalize the Limited Partners' Capital Account balances following the closing period, and that "qualified income offset" provisions included in Treasury Regulations under Section 704(b) of the Code will be satisfied. Special provisions also require the General Partners to make certain contributions in certain circumstances upon the dissolution and termination of the Partnership and address the allocation of Profits and Losses for Tax Purposes prior to the first date on which Units are purchased.

4.      Timing of Distributions. If the Initial Closing occurs during the fiscal quarter ending June 30, 1987, distributions of Cash Available for Distribution will commence prior to August 14, 1987. Thereafter (or if the Initial Closing occurs after June 30, 1987), the General Partners anticipate that the Partnership will make distributions quarterly within forty-five days following the end of each fiscal quarter through the calendar quarter ended December 31, 1993, at which time limitations imposed by mortgagees of one or more Properties may require that distributions in respect of such Properties be made no more frequently than semiannually. In general, all distributions and allocations to the Limited Partners will be divided amongst them in proportion to the number of Units owned by each. The Partnership's ability to make distributions, and the level thereof, are subject to many factors beyond the control of the General Partners. See "Risk Factors."

5.      Division of Distributions and Allocations Between Transferors and Transferees of Units. In the case of a transfer of a Unit occurring during a fiscal year of the Partnership, the Partnership Agreement requires that the Partnership's taxable income and loss for such fiscal year be allocated between the transferor and the transferee based upon the number of months during such fiscal year that each was recognized by the Partnership as the owner of the Unit. Subject to compliance with applicable provisions of the Partnership Agreement, the Partnership will make distributions (if any) for each fiscal quarter to record holders of Units as of the last day of such fiscal quarter. Accordingly, as a result of a transfer taking place during the last month of a fiscal